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WASHINGTON

December 8, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention: Jennifer Gowetski

Re:	InfraREIT, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-11
Submitted August 25, 2014
CIK No. 0001506401

Dear Ms. Gowetski:

This letter sets forth the responses of InfraREIT, L.L.C. (the “Company”) to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 15, 2014 (the “Comment Letter”) concerning Amendment No. 2 to the Draft Registration Statement on Form S-11 (File No. 377-00612) (as amended, the “Registration Statement”). Concurrently with the submission of this letter, the Company is confidentially submitting Confidential Draft Submission No. 4 via EDGAR.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter, and set forth below such comment is the Company’s response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Distribution Policy, page 66

Estimated Cash Available for Distribution for the Twelve Months Ending December 31, 2015, page 67

1.	We have reviewed your response to our prior comment 8. To the extent that there is a gap period between the date on which the financial statements end and the forecast begins, please clarify and disclose within your amended filing, whether there is anything in the gap period that is expected to differ materially than what is presented.

The Company respectfully advises the Staff that it has included in the assumptions beginning on page 70 of the Registration Statement the events impacting the forecast, including those occurring subsequent to September 30, 2014 and prior to the beginning of the forecast period, and therefore the disclosure already identifies, and the forecast gives effect to, any material changes during the gap period.

Assumptions and Considerations, page 69

2.	We have reviewed your additional disclosure in response to our prior comment 11. Within your amended filing please disclose management’s assumptions related to the following:

•	costs the company will incur as a result of being a public company
•	gross electric plant and weighted average depreciation rate
•	weighted average interest rate
•	AFUDC debt rate and construction work in progress
•	Amortization rate for deferred financing costs and debt amortization costs
•	AFUDC equity rate and construction work in progress

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it intends to complete the numbers used in its assumptions in its next filing.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (214) 953-6418.

Very truly yours,

/s/ William D. Howell

William D. Howell

cc:	Benjamin D. Nelson
Greg Imhoff
InfraREIT, L.L.C.

Julian T. H. Kleindorfer
Latham & Watkins LLP